SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 AMENDMENT NO. 1


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Golf Training Systems, Inc.
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                                (NAME OF ISSUER)



                     Common Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)



                                   38168F-104
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                                 (CUSIP NUMBER)


                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                 January 6, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 CUSIP NO. 38168F-104                      13D                 PAGE 2 OF 6 PAGES
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 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        John Howard Laeri, Jr.

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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                       (b)

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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS*

           PF - See Item 3
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                [ ]

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
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                        7      SOLE VOTING POWER

                                  1,265,500
       NUMBER OF        --------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                   -0-
         EACH           --------------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON WITH
                                 1,265,500
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,265,500
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           [ ]
        CERTAIN SHARES*

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.6%
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14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D amends Items 3, 4, 5, 6 and 7 in the following respects.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 6, 1998, Golf Training Systems, Inc. (the "Company") completed a private placement of senior secured debt with a 10 percent, six-month, secured bridge loan under a $1,000,000 credit facility and financing plan with Mr. Laeri. In connection with the private placement of debt, Mr. Laeri received an immediately exercisable Warrant to purchase One Million (1,000,000) shares of Common Stock at the purchase price of Twenty-Five Cents ($0.25) per share. Mr. Laeri purchased the senior secured debt with his personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

     Through the date hereof, Mr. Laeri has purchased a total of 205,500 shares of Common Stock in market transactions through his self-directed individual retirement account. As previously disclosed on his Schedule 13D dated June 21, 1997, Mr. Laeri considers his beneficial ownership of Common Stock as an investment which he will continue to evaluate.

     In part as a result of his market purchases of Common Stock, Mr. Laeri has determined to purchase the Company's senior secured debt as described below. From time to time, Mr. Laeri may acquire additional shares of Common Stock or other equity securities of Golf Training Systems or dispose of some or all of the securities which he beneficially owns.

     Upon approval by the shareholders of the Company of an increase in the authorized Common Stock, which approval will be sought at a Special Meeting of the shareholders of the Company to be held in early 1998, it is expected that the debt purchased by Mr. Laeri will be exchanged for a Five Hundred Thousand Dollar ($500,000) senior secured five year loan to the Company from Mr. Laeri that is convertible into shares of the Company's Series D Convertible Preferred Stock, by the issuance by the Company to Mr. Laeri of Fifty Thousand (50,000) shares of the Company's Series C Convertible Preferred Stock for Ten Dollars ($10.00) per share and by the Company's issuance of a Five Year Warrant to Mr. Laeri giving the Mr. Laeri the right to purchase Four Million (4,000,000) shares of Common Stock for One Million Dollars ($1,000,000). Each of the series of Preferred Stock would be convertible into Common Stock at $0.30 per share. This exchange of debt would result in Mr. Laeri obtaining voting control of the Company.

     Mr. Laeri is not a director or officer of the Company and does not participate in the management of the Company.

     Other than as stated above, Mr. Laeri has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

     (a) Mr. Laeri is the beneficial owner of 1,265,500 shares of Common Stock which constitutes 25.6% of the outstanding Common Stock.

     (b)  Mr. Laeri has the sole power to vote and dispose of the Common Stock.

     (c) See Item 3. In September 1997, Mr. Laeri purchased two shares of the Company's Series B Preferred Stock. In January 1998, the Series B Preferred Stock was exchanged for two shares of the Company's Series B-1 Preferred Stock. The two shares of Series B-1 Preferred Stock is convertible into 60,000 shares of Common Stock, subject to adjustment.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     If shareholder approval is received and the debt purchased by Mr. Laeri is exchanged as discussed in Item 4, Mr. Laeri will obtain voting control of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     1.   Power of Attorney  (previously  filed with Schedule 13D dated June 21,
          1997).

     2.   Warrant to Purchase Common Stock

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



Dated: January 12, 1998                          By:  /s/  Gary P. Kreider
                                                    ---------------------------
                                                     Gary P. Kreider
                                                     Attorney-in-Fact

                                                                       EXHIBIT 2

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE HEREOF HAVE BEEN ISSUED AND SOLD WITHOUT REGISTRATION IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") AND APPLICABLE STATE SECURITIES LAWS (THE "STATE ACTS"). SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, OR TRANSFERRED OTHER THAN PURSUANT TO AN EFFECTIVE REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE 1933 ACT AND THE STATE ACTS.

                        WARRANT TO PURCHASE COMMON STOCK
                                       OF
                           GOLF TRAINING SYSTEMS, INC.
                            (A DELAWARE CORPORATION)
                                EXERCISABLE ONLY
                        UPON CONDITIONS HEREIN SPECIFIED
                     VOID NOT LATER THAN 5:00 O'CLOCK P.M.,
                     ATLANTA, GEORGIA TIME, ON JUNE 30, 1998

                           HOLDER: JOHN H. LAERI, JR.

INITIAL SHARES:1,000,000


        1. GRANT OF WARRANTS. GOLF TRAINING SYSTEMS, INC., a Delaware corporation (the "Corporation"), hereby certifies that the above-named Holder ("Holder"), its registered successors and permitted assigns registered on the books of the Corporation maintained for such purposes as the registered holder hereof, for value received, is entitled to purchase from the Corporation One Million (1,000,000) fully paid and nonassessable shares (the "SHARES") of common stock of the Corporation (the "COMMON STOCK"), at the purchase price of Twenty-Five Cents ($.25) per Share) (the "Exercise Price"). The Exercise Price and the number of Shares are subject to adjustment (as hereinafter provided) upon the terms and conditions provided in this warrant (the "WARRANT" or "WARRANT CERTIFICATE").

        2.     EXERCISE OF WARRANT.

               (a) Subject to subsection (b) of this Section 2, upon presentation and surrender of this Warrant Certificate and a Notice of Exercise in the form attached hereto as Exhibit "A" at the principal office of the Corporation at 3400 Corporate Way, Suite G, Duluth, Georgia 30136, or at such other place as the Corporation may designate by notice to the Holder hereof, together with a check payable to the order of the Corporation in the amount of the Exercise Price times the number of Shares being purchased, the Corporation shall deliver to the Holder hereof, as promptly as practicable, certificates representing the Shares being purchased. This Warrant may be exercised in whole or in part in minimum increments of 100,000 Shares. In case of exercise hereof in part only, the Corporation, upon surrender hereof, will deliver to the Holder a new Warrant Certificate or Warrant Certificates of like tenor entitling the Holder to purchase the number of Shares as to which this Warrant has not been exercised.

               (b) This Warrant may be exercised in whole or in part at any time prior to 5:00 o'clock p.m., Atlanta, Georgia time, on or before June 30, 1998.

        3. EXCHANGE AND TRANSFER OF WARRANT. This Warrant Certificate at any time prior to the exercise hereof, upon presentation and surrender to the Corporation and compliance with Section 6 below, may be exchanged, alone or with other Warrant Certificates of like tenor registered in the name of the Holder, for another Warrant Certificate or Warrant Certificates of like tenor in the name of such Holder or its assignee or transferee exercisable for the same aggregate number of Shares as the Warrant Certificate or Warrant Certificates surrendered.

        4.     RIGHTS AND OBLIGATIONS OF WARRANT HOLDER.

               (a) The Holder of this Warrant Certificate shall not, by virtue hereof, be entitled to any rights of a shareholder in the Corporation, either at law or in equity; provided, however, in the event that any certificate representing the Shares is issued to the Holder hereof upon exercise of this Warrant, such Holder shall, for all purposes, be deemed to have become the holder of record of such Shares on the date on which this Warrant Certificate, together with a duly executed purchase form, was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such Share certificate. The rights of the Holder of this Warrant are limited to those expressed herein and the Holder of this Warrant, by its acceptance hereof, consents to and agrees to be bound by and to comply with all the provisions of this Warrant Certificate. In addition, the Holder of this Warrant Certificate, by accepting the same, agrees that the Corporation may deem and treat the person in whose name this Warrant Certificate is registered on the books of the Corporation maintained for such purpose as the absolute, true and lawful owner for all purposes whatsoever.

               (b) The Holder of this Warrant Certificate, as such, shall not be entitled to vote or receive dividends or to be deemed the holder of Shares for any purpose, nor shall anything contained in this Warrant Certificate be construed to confer upon the Holder of this Warrant Certificate, as such, any of the rights of a shareholder of the Corporation including but not limited to any right to vote, give or withhold consent to any action by the Corporation, whether upon any recapitalization, issue of stock, reclassification of stock, consolidation, merger, share exchange, conveyance or otherwise, receive notice of meetings or other action affecting shareholders (except for the notices provided for herein), or receive subscription rights, until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable as provided herein.

        5. SHARES UNDERLYING WARRANT. The Corporation covenants and agrees that all Shares delivered upon exercise of this Warrant shall, upon delivery and payment therefor, be duly and validly authorized and issued, fully paid and nonassessable, and free from all liens, encumbrances and charges with respect to the purchase thereof.

        6. DISPOSITION OF WARRANTS OR SHARES. The Holder of this Warrant Certificate and any transferee hereof or of the Shares issuable upon the exercise of this Warrant, by their acceptance hereof or thereof, hereby understand and agree that this Warrant, and the Shares issuable upon the exercise hereof, have not been registered under either the Securities Act of 1933 (the "1933 ACT") or applicable state securities laws (the "STATE ACTS") and shall not be sold, pledged, hypothecated, donated or otherwise transferred (whether or not for consideration) except upon the issuance to the Corporation of a favorable opinion of counsel or submission to the Corporation of such evidence as may be reasonably satisfactory to counsel to the Corporation, in each such case, to the effect that any such transfer shall not be in violation of the Act and the State Acts. It shall be a condition to the transfer of this Warrant that any transferee hereof deliver to the Corporation its written agreement to accept and be bound by all of the terms and conditions of this Warrant Certificate.

        7. ADJUSTMENTS. The Exercise Price as hereinabove provided shall be subject to adjustments as follows:

               (a) In case the Corporation shall (a) pay a dividend on its Common Stock in shares of its Common Stock, (b) subdivide its outstanding shares of Common Stock into a greater number of shares,
          (c) combine its outstanding shares of Common Stock into a lesser number of shares, or (d) issue by reclassification of its shares of Common Stock any shares of its capital stock, the number of Shares purchasable upon the exercise of this Warrant in effect immediately prior thereto, shall be adjusted so that the Holder shall be entitled to receive, upon exercise of this Warrant, the number of Shares which such Holder would have owned or have been entitled to receive after the happening of such event had such Holder exercised this Warrant immediately prior to the record date in the case of such dividend or the effective date in the case of any such subdivision, combination or reclassification. An adjustment made pursuant to this subsection (a) shall be made whenever any such events shall happen, but shall become effective retroactively after such record date or such effective date, as the case may be, as to portion of this Warrant exercised between such record date or effective date and the date of happening of any such event.

               (b) In case the Corporation shall (a) issue rights or warrants to all holders of the Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per Share less than the Exercise Price as in effect from time to time, or (b) issue or sell any shares of Common Stock (or be deemed to have issued any shares of Common Stock as provided herein including, without limitation, by issuance of securities convertible into or exchangeable for Common Stock), without consideration or for consideration per Share less than the Exercise Price, then in each case the Exercise Price in effect immediately prior to such issuance automatically and forthwith shall be adjusted or readjusted (to the nearest cent) as follows:

                    (i) The Exercise Price shall be automatically lowered to the price per Share which is less than the Exercise Price (the "Adjusted Exercise Price") for that number of Shares purchasable upon exercise of this Warrant which shall be calculated by multiplying (i) the number of Shares of Common Stock purchasable upon exercise of this Warrant prior to the foregoing adjustment to the Exercise Price by (ii) a fraction whose numerator is the lesser of (aa) the below described denominator or (bb) the total number of Shares sold or deemed to be sold in a subsequent transaction and whose denominator is the number of Shares originally purchasable upon exercise of this Warrant. The balance of the Shares purchasable upon exercise of this Warrant shall continue subject to the Exercise Price in effect prior to the foregoing adjustment to the Exercise Price.

                    (ii) In the event there is any  subsequent  event under this subsection (b) which triggers an adjustment to the Exercise Price as provided herein, the adjustment to the Exercise Price shall first affect those Shares purchasable upon exercise of this Warrant which have not been subject to adjustment hereunder and any adjustment(s) thereafter shall first affect those Shares with the highest Adjusted Exercise Price.

               (c) For the purpose of any adjustment of the number of shares of Common Stock purchasable upon exercise of this Warrant pursuant to this Section 7, the following provisions shall be applicable:

                    (i) In the case of the  issuance  of Common  Stock for cash, the consideration received upon such issuance shall be deemed to be the gross amount of cash paid therefor.

                    (ii) In the  case of the  issuance  of  Common  Stock  for a consideration in whole or in part other than cash, the consideration received upon such issuance other than cash shall be deemed to be the fair market value thereof.

                    (iii) In the case of the  issuance of Common  Stock  without consideration, the consideration received upon such issuance shall be deemed to be $0.01 per share.

                    (iv) In the case of the  issuance of (I) options to purchase or rights to subscribe for Common Stock, (II) securities by their terms convertible into or exchangeable for Common Stock or (III) options to purchase or rights to subscribe for such convertible or exchangeable securities:

                         (1) the  aggregate  maximum  number of shares of Common
                    Stock deliverable upon the exercise of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby; and

                         (2) the  aggregate  maximum  number of shares of Common
                    Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options or rights.

                         (d) All adjustments  under this Section 7 shall be made
                    to the nearest cent.

                         (e) No adjustment  of the Exercise  Price shall be made
                    in any of the following cases:

                            (i) upon the grant or exercise of stock options hereafter granted, or upon the issuance of shares upon exercise of rights to purchase shares under any employee, officer, or director stock option plans now or hereafter authorized, to the extent that the aggregate of the number of shares which may be purchased under such option plans is less than or equal to 15 percent of the number of shares of Common Stock outstanding on January 1 of the year of the grant;

                            (ii) shares of Common Stock issued upon the conversion of any presently outstanding convertible security of the Corporation or the Corporation's Series D Convertible Preferred Stock or Series C Convertible Preferred Stock;

                            (iii) shares issued by way of dividend or other distribution on Common Stock excluded from the calculation of the adjustment under this subparagraph
                          (D) or on Common Stock resulting from any subdivision or combination of Common Stock so excluded; or

                             (iv) shares issued pursuant to the Warrant or any stock option or warrant outstanding on the date of filing of this instrument in the office of the Secretary of State in accordance with the provisions of the General Corporation Law of Delaware or a five year warrant issued to the designee of John H. Laeri, Jr. to acquire 4,000,000 shares of the Corporation's Common Stock.

                         (f) Whenever  the Exercise  Price is adjusted as herein
                    provided, the Corporation shall prepare a certificate signed by the chief financial officer of the Corporation setting forth the Adjusted Exercise Price and showing in reasonable detail the facts upon which such adjustment is based. As promptly as practicable, the Corporation shall cause a copy of the certificate referred to in this subsection (f) to be mailed to the Holder.

        8. TAXES. The Corporation shall pay all taxes that may be payable in respect of the issue or delivery of Common Stock on exercise of this Warrant, but shall not pay any tax which may be payable in respect of any transfer involved in the issue and delivery of the Common Stock in a name other than that in which this Warrant was registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

        9. FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. If the exercise of this Warrant results in a fraction, an amount equal to such fraction multiplied by the Exercise Price of the Shares on the day of exercise shall be paid to the Holder in cash by the Corporation.

        10.    PRESERVATION OF HOLDER'S RIGHTS.

          (a) The Corporation covenants and agrees that it shall at all times reserve and keep available, free from preemptive rights, out of its authorized Common Stock, solely for the purpose of effecting the exercise of this Warrant, the full number of shares of Common Stock then deliverable in the event and upon the exercise of this Warrant. All shares of Common Stock which may be issued upon exercise of this Warrant shall be fully paid.

          (b) Notwithstanding anything to the contrary elsewhere in this Warrant, the Corporation shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against dilution. Without limiting the generality of the foregoing, the Corporation (i) will not increase the par value of any shares of stock receivable on the exercise of this Warrant above the amount payable therefor on such exercise, (ii) will take all such action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and non-assessable shares of stock on the exercise of this Warrant from time to time outstanding, (iii) will not issue any capital stock of any class which is preferred as to dividends or as to the distribution of assets upon voluntary or involuntary dissolution, liquidation or winding up, unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in any such distribution of assets, and (iv) will not transfer all or substantially all of its properties and assets to any other entity to consolidate with or merge into the Corporation (if the Corporation is not the surviving entity), unless such other entity shall expressly assume in writing and will be bound by all the terms of this Warrant.

          (c) In case of any consolidation of the Corporation with or merger of the Corporation into another corporation or in case of any sale, transfer or lease to another corporation of all or substantially all the property of the Corporation, the Corporation or such successor or purchasing corporation, as the case may be, shall execute an instrument providing that each holder of this Warrant shall have the right thereafter upon payment of the Exercise Price in effect immediately prior to such action to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property which he would have owned or have been entitled to receive after the happening of such consolidation, merger, sale, transfer or lease had such warrant been exercised immediately prior to such action; provided, however, that no adjustment in respect of dividends, interest or other income on or from such shares or other securities and property shall be made during the term of a Warrant or upon the exercise of a Warrant. The Corporation shall mail by first class mail, postage prepaid, to each holder of this Warrant, notice of the execution of any such agreement. Such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section
     7. The provisions of this Section 10 shall similarly apply to successive consolidations, mergers, sales, transfers or leases.

        11. LOSS OR DESTRUCTION. Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement or bond satisfactory in form, substance and amount to the Corporation or, in the case of any such mutilation, upon surrender and cancellation of this Warrant Certificate, the Corporation at its expense will execute and deliver, in lieu thereof, a new Warrant Certificate of like tenor.

        12. SURVIVAL/PERMITTED ASSIGNS. The various rights and obligations of the Holder hereof as set forth herein shall survive the exercise of this Warrant at any time or from time to time and the surrender of this Warrant Certificate. The permitted assigns of John H. Laeri, Jr. shall consist of any entity, corporation, partnership or limited liability company controlled by John H. Laeri, Jr.

        13. NOTICES. Whenever any notice, payment of any purchase price or other communication is required to be given or delivered under the terms of this Warrant, it shall be in writing and delivered by hand delivery or registered or certified United States mail, postage prepaid, and will be deemed to have been given or delivered on the date such notice, purchase price or other communication is so delivered, and, if to the Corporation, it will be addressed to the address specified in Section 2(a) hereof, and if to the Holder, it will be addressed to the registered Holder at his address as it appears on the books of the Corporation.


                                   (CONTINUED ON NEXT PAGE)

        14. GOVERNING LAW. This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

        Dated as of the 2nd day of January, 1998.

                                      GOLF TRAINING SYSTEMS, INC.,
                                        a Delaware corporation



                                       By:
                                           ----------------------------------
                                            Title:
                                            Attest:
                                            Title:

                                                    [CORPORATE SEAL]

                                   EXHIBIT "A"

                               NOTICE OF EXERCISE

                    (To be Executed by the Registered Holder
                        in order to Exercise the Warrant)

The undersigned hereby irrevocably elects to exercise the Warrant held by the undersigned to acquire shares of common stock ("Common Stock") of GOLF TRAINING SYSTEMS, INC. (the "Company") according to the conditions of the Warrant, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the Holder for any exercise, except for transfer taxes, if any. A copy of the Warrant is attached hereto.*

The undersigned acknowledges that all offers and sales by the undersigned of the shares of Common Stock issuable to the undersigned upon exercise of the Warrant must be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Act") or pursuant to an exemption from registration under the Act.


             Expiration of Warrant:_______________________________

             Date of Exercise:____________________________________

             Applicable Exercise Price:___________________________

             Number of Shares of
             Common Stock to be Issued:___________________________

             Signature:___________________________________________

             Name:________________________________________________

             Address:_____________________________________________

                     _____________________________________________




* No Shares of Common Stock will be issued until the Warrant to be exercised and the Notice of Exercise are received by the Company or its Transfer Agent.